UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/S/ JOHN ZHONGHAN DENG
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: November 4, 2009

2

Exhibit Index

Exhibit 99.1 – Press Release

3

Exhibit 99.1

Vimicro Reports Third Quarter 2009 Financial Results

BEIJING – November 3, 2009 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro”), a leading multimedia semiconductor and solution provider, today announced financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Financial Results

Net revenue in the third quarter of 2009 was $20.5 million, exceeding the Company’s guidance of $18 million to $20 million. This compares to $18.7 million reported in the second quarter of 2009 and $24.9 million in the third quarter of 2008. The sequential increase in third quarter revenue of approximately 10 percent was driven by continued growth in demand for the Company’s products as a result of improved product purchasing trends globally.

Third quarter net loss, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP), was $4.3 million, or $0.08 loss per ADS (each representing four ordinary shares). GAAP results for the period included $1.1 million in share-based compensation expense. The third quarter GAAP loss compares to a net loss of $8.2 million, or a loss of $0.24 per ADS, in the second quarter of 2009 and a net loss of $1.1 million, or a loss of $0.03 per ADS, in the third quarter of 2008.

“Our revenue increased again in the third quarter driven by a 54 percent quarterly increase in notebook camera processor sales, which reached record shipments during the quarter,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “Additionally, we continue to capitalize on growth opportunities in the fast growing 3G market in China through our solid relationship with Leadcore and in the surveillance market through our recent acquisition of ViSS.”

During the third quarter, Vimicro announced a strategic agreement with Leadcore, a subsidiary of Datang Telecom Technology Holding Co., Ltd, to cooperate on the development of 3G mobile phone technologies based on TD-SCDMA and CMMB multimedia standards for China Mobile. The Company also announced that Vimicro Tianjin JV acquired Video Surveillance System (“ViSS”) from Alcatel-Lucent Shanghai Bell Ltd. Co. furthering its expansion in the fast growing surveillance market in China.

Business Outlook

For the fourth quarter of 2009, Vimicro expects revenue to range between $23 million and $25 million, representing a sequential increase of 12 to 22 percent.

Financial Results Conference Call and Webcast

Vimicro will host a conference call and Webcast today November 3, 2009 at 6:30 p.m. Eastern Time to discuss the Company’s third quarter 2009 results. Investors and other interested parties may access the call by dialing 866-770-7120 (or +1-617-213-8065 outside of the U.S.) with the pass code 74678444, at least 10 minutes prior to the start of the call.

In addition, an audio Webcast will be available in the Investor Relations section of the Company’s Web site at http://www.vimicro.com. Following the live Webcast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until November 17, 2009 at midnight (ET). The replay number is 888-286-8010 with a pass code of 26524762. International callers should dial +1-617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the company’s ability to increase sales of PC and notebook camera multimedia processors; the company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of September 30, 2009, which was RMB 6.8290 to $1.00.

For further information about Vimicro, please contact:

Investor Contacts:

Vanessa Wang, Investment & IR Manager

Phone: (+8610) 6894-8888 ext. 7294

Email: wangjingyi@vimicro.com

Shelton Group Investor Relations

Leanne K. Sievers, EVP

Phone: 949-224-3874

Email: lsievers@sheltongroup.com

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	9/30/2009	12/31/2008
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	85,816	58,215
Short-term time deposits	43,930	14,885
Restricted cash	—	73,157
Available-for-sale securities	2,500	731
Accounts receivable, net	8,195	7,131
Inventories	9,644	13,430
Prepayments and other current assets	2,595	2,431
Deferred tax assets	2	2

Total current assets	152,682	169,982

Investment in an associate	—	168
Property, equipment and software, net	10,303	8,736
Land use rights	9,431	7,365
Intangible assets, net	4,952	—
Other assets	2,018	947

Total assets	179,386	187,198

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	4,558	8,074
Taxes payable	1,711	1,345
Advances from customers	309	56
Accrued expenses and other current liabilities	4,198	4,870
Deferred grants	4,392	—

Total current liabilities	15,168	14,345

Non-current liabilities:
Deferred tax liabilities	31	31

Total liabilities	15,199	14,376

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 147,715,192 and 137,778,145 shares issued and outstanding as of September 30, 2009 and December 31, 2008, respectively	15	14
Additional paid-in capital	150,716	142,681
Treasury stock	(2,438)	(1,650)
Accumulated other comprehensive income	11,470	9,435
Accumulated deficit	(35,186)	(17,019)
Statutory reserve	2,782	2,782

Total parent shareholders’ equity	127,359	136,243
Noncontrolling interest	36,828	36,579

Total shareholders’ equity	164,187	172,822

Total liabilities and shareholders’ equity	179,386	187,198

Note: The balance sheet as of September 30, 2009 includes the Company’s preliminary estimate of the fair value of the assets acquired and liabilities assumed in connection with the acquisition of ViSS in September 2009. The Company will finalize the accounting for the acquisition and therefore the preliminary estimates are subject to change.

Vimicro International Corporation

Consolidated Statements of Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2009 Q3	2009 Q2	2008 Q3
	(unaudited)	(unaudited)	(unaudited)
Net revenue	20,500	18,717	24,942
Cost of revenue	(14,692)	(13,393)	(16,760)

Gross profit	5,808	5,324	8,182

Operating expenses*
Research and development, net	(6,322)	(7,371)	(5,839)
Sales and marketing	(1,323)	(1,129)	(1,276)
General and administrative	(3,126)	(6,019)	(2,976)

Total operating expenses	(10,771)	(14,519)	(10,091)

Loss from operations	(4,963)	(9,195)	(1,909)

Other income / (expense):
Interest income	377	387	593
Foreign exchange gain, net	16	2	141
Gain on disposal of available-for-sale securities	—	512	—
Others, net	307	53	121

Loss before income taxes	(4,263)	(8,241)	(1,054)

Income taxes expense	—	—	—

Net loss before share of gain/(loss) of an associate	(4,263)	(8,241)	(1,054)

Share of gain/(loss) of an associate, net of tax	3	—	(1)

Net loss	(4,260)	(8,241)	(1,055)

Less: Noncontrolling Interest	(1,123)	135	—

Loss attributed to ordinary shareholders	(3,137)	(8,376)	(1,055)

Other comprehensive income / (loss):
Foreign currency translation adjustment	84	73	382
Unrealized gain on available-for-sale securities	911	315	—

Other comprehensive income before noncontrolling interest:	995	388	382
Less: Noncontrolling Interest in other comprehensive income	(3)	53	—

Other comprehensive income after noncontrolling interest:	998	335	382

Comprehensive loss	(2,139)	(8,041)	(673)

Loss per share
-Basic	(0.02)	(0.06)	(0.01)

-Diluted	(0.02)	(0.06)	(0.01)

Loss per ADS
-Basic	(0.08)	(0.24)	(0.03)

-Diluted	(0.08)	(0.24)	(0.03)

Weighted average number of ordinary shares outstanding
-Basic	148,483,022	138,706,574	140,944,218

-Diluted	148,483,022	138,706,574	140,944,218

Weighted average number of ADS outstanding
-Basic	37,120,755	34,676,643	35,236,055

-Diluted	37,120,755	34,676,643	35,236,055

* Components of share-based compensation expenses are included in the following expense captions:

Research and development	(510)	(1,634)	(567)
Sales and marketing	(53)	(70)	(207)
General and administrative	(563)	(3,963)	(574)